Exhibit 99.7

EXCHANGE AND AMENDATORY AGREEMENT

This Exchange And Amendatory Agreement (this “Agreement”), dated as of April 13, 2010, is made by and among, China Networks International Holdings Ltd., a British Virgin Islands corporation (the “Company”), China Networks Media Ltd., a British Virgin Islands corporation and wholly-owned subsidiary of the Company (“China Media”), the individuals signatory hereto (each a “Holder”, and collectively, the “Holders”), and Kerry Propper, an individual (“Propper”).

Background

On July 21, 2008, China Media and the Holders entered into that certain Purchase Agreement, as amended (the “Purchase Agreement”), whereby China Media sold to the Holders, and the Holders purchased from China Media, 10% senior secured notes in the aggregate principal amount of $27,990,200 (collectively, the “Notes”) and an aggregate of 980,000 Class A Preferred Shares (the “Preferred Shares”) of the Company.  In connection with the Purchase Agreement, Propper and MediaInv, Ltd. (collectively, the “Pledgors”) entered into a Pledge Agreement, dated July 21, 2008, with the Holders whereby the Pledgors pledged certain collateral to secure the obligations of China Media under the Purchase Agreement (the “Pledge Agreement”).  To provide for the distribution of the collateral pledged under the Pledge Agreement, the Pledgors, China Media and the Holders also entered into a Collateral Agent Agreement with Collateral Agents, LLC, dated July 21, 2008 (the “Collateral Agreement”).

Pursuant to an Agreement and Plan of Merger, dated August 13, 2008 (the “Merger Agreement”), by and among Alyst Acquisition, Corp., a Delaware corporation, China Media, the Pledgors (as defined therein) and the other persons signatory thereto, China Media became a wholly-owned subsidiary of the Company, and all outstanding ordinary shares and preferred shares of China Media were converted into Ordinary Shares, par value $0.0001, of the Company (“Company Ordinary Shares”) at the conversion rates set forth in the Merger Agreement.

The Company and the Holders desire to effect an exchange of all of the current outstanding principal due under the  Notes (the “Note Balance”) into up to 23,000,000 Company Ordinary Shares and up to 16,000,000 Class A Preferred Shares, par value $0.0001, of the Company (“Company Preferred Shares”), in accordance with the provisions of this Agreement (the “Exchange”).

The parties desire to amend the  Purchase Agreement and the Notes and the Company desires to consummate a private placement of up to $11,000,000 in aggregate principal amount of senior secured debentures of the Company (the “Private Placement”).

All capitalized terms used but not defined herein shall have the meanings assigned to them in the Purchase Agreement, Notes, Pledge Agreement and Collateral Agreement, as applicable.

Agreement:

NOW, THEREFORE, in consideration of the mutual promises, representations, warranties, covenants and conditions set forth in this Agreement, the parties mutually agree as follows:

SECTION 1. AMENDMENTS TO TRANSACTION DOCUMENTS.

1.1 Amendment to Purchase Agreement.  At the Effective Time (as defined below), and pursuant to Section 8(a) of the Purchase Agreement, China Media and the Holders, which represent a Majority in Interest (as defined in the Purchase Agreement), hereby amend the Purchase Agreement to insert a new Section 8(q), which section shall read as follows:

(q)  Termination.  This Agreement shall automatically terminate upon the consummation of a private placement of at least $8,500,000 in aggregate principal amount of senior secured notes of China Networks International Holdings Ltd. that is consummated on or before April 15, 2010.

1.2 Amendment to Notes.  At the Effective Time (as defined below), and pursuant to Section 6 of the Notes, China Media and the Holders, which represent a Majority in Interest (as defined in the Notes), hereby amend the Notes to insert a new Section 15, which section shall read as follows:

15.           Termination.

(a)           This Note shall automatically terminate, and all payment and other obligations of the Company under this Note shall cease and be of no further force and effect,  upon (i) the consummation of a private placement of of at least $8,500,000 in aggregate principal amount of senior secured notes of China Networks International Holdings Ltd. (“China Holdings”) on or before April 15, 2010 (the “Private Placement”) and (ii) receipt by each Holder of its pro rata portion of ordinary and preferred shares of China Holdings issued in exchange for the Notes as contemplated by that certain Exchange and Amendatory Agreement entered into in connection with the Private Placement.

(b)           Upon termination of this Note in accordance with Section 15(a) hereof, and upon written notice from China Holdings to the Collateral Agent (as defined in the Pledge Agreement and Collateral Agreement) (i) notifying the Collateral Agent of  the consummation of the Private Placement, and (ii) evidencing the exchange of the Notes for securities of China Networks International Holdings Ltd., the Collateral Agent shall (a) if any UCC-1 Financing Statements (or similar documents or instruments) were previously filed, file and UCC-3 Termination Statements (or equivalent or similar document) filed in connection with the Assignment (as defined in the Pledge Agreement), and (b) to the extent it then has possession of any of the remaining Pledged Collateral (as defined in the Pledge Agreement), will deliver such Pledged Collateral to the Pledgors.  The Holders acknowledge and agree that no further notice from the Holders shall be necessary for the Collateral Agent to be authorized to take the actions set forth in this Section 15.

SECTION 2. EXCHANGE OF NOTES; EFFECTIVE TIME.

2.1 Exchange of Notes.  At the Effective time, the Company shall issue to each Holder in exchange for the Note Balance (i) the number of Company Ordinary Shares determined by dividing the Note Balance for such Holder by $1.10830857244 (the “Exchange Ordinary Shares”), and (ii) the number of Company Preferred Shares determined by dividing the Note Balance for such holder by $1.59318959856 (the “Exchange Preferred Shares”, and, together with the Exchange Ordinary Shares and the Company Ordinary Shares issuable upon conversion of the Exchange Preferred Shares, the “Exchange Shares”).  Immediately upon the Exchange of the Note Balance, all payment obligations of the Company under the Note shall cease and the Note shall terminate and be of no further force and effect.

2.2 Amended and Restated Memorandum and Articles. The Company shall adopt and file with the Registrar of Companies on or before the Closing (as defined below) the Amended and Restated Memorandum and Articles of Association in the form attached hereto as Exhibit A. At or prior to the Closing, the rights, privileges and preferences of the Company Preferred Shares shall be as stated in the Amended and Restated Memorandum and Articles of Association.

2.3 Forgiveness of Interest.  In connection with the Exchange of the Note Balance, and upon the Effective Time, the Holders agree to forgive, and jointly and severally waive their rights to collect, any and all accrued and unpaid interest then outstanding on the Notes.

2.4 Effectiveness.  This Agreement shall become effective simultaneously with the consummation of a Private Placement which raises gross proceeds of at least $8,500,000 (the “Effective Time”).

SECTION 3.  CLOSING; DELIVERY.

3.1 Closing. The closing of the Exchange (the “Closing”) shall take place at the Effective Time at the offices of Pillsbury Winthrop Shaw Pittman LLP, 2300 N Street NW, Washington, DC, 20037, or at such other place as the Company and the Holders may mutually agree.

3.2 Delivery.  At the Closing, the Holders shall deliver, or cause to be delivered, to the Company their original Notes, respectively, marked paid in full, and the Company shall deliver, or cause to be delivered, to the Holders certificates representing their respective Exchange Shares; provided, however, that in the event that a Holder is unable to deliver the original Note due to loss, theft or destruction thereof, then, in lieu of delivery of the original Note, such Holder may deliver to the Company an indemnity reasonably satisfactory to the Company with respect to such loss, theft or destruction.  The certificates representing the Exchange Shares shall be stamped or otherwise imprinted with a legend substantially similar to the following (in addition to any legend required under applicable state securities laws):

THE SECURITIES [AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF] REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY. THESE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT SECURED BY SUCH SECURITIES.

All deliveries pursuant to this Section 3.2 shall be in accordance with an Escrow Agreement dated at or about the date of this Agreement, among the Company, Holders and Collateral Agents, LLC in the form attached hereto as Exhibit B.

3.3 Opinions on Counsel.  On or prior to the Closing Date, the Company shall deliver or cause to be delivered to each Holder the following:

(a) a legal opinion of the Company’s U.S. legal counsel, substantially in the form of Exhibit C attached hereto; and

(b) a legal opinion of the Company’s British Virgin Islands legal counsel, substantially in the form of Exhibit D attached hereto.

SECTION 4.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND CHINA MEDIA

The Company and China Media hereby represent and warrant to the Holders that, at the Effective Time:

4.1 Each of Company and China Media is an entity duly incorporated or otherwise organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted.  Neither the Company nor China Media is in violation nor default of any of the provisions of its respective memorandum of association, certificate or articles of incorporation, bylaws or other organizational or charter documents.  Each of the Company and China Media is duly qualified to conduct business and is in good standing as a foreign corporation or other entity in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in: (i) a material adverse effect on the legality, validity or enforceability of this Agreement, (ii) a material adverse effect on the results of operations, assets, business, prospects or condition (financial or otherwise) of the Company and China Media, taken as a whole, or (iii) a material adverse effect on the Company’s ability to perform in any material respect on a timely basis its obligations under this Agreement (any of (i), (ii) or (iii), a “Material Adverse Effect”) and no Proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit or curtail such power and authority or qualification.

4.2 Each of the Company and China Media has the requisite corporate power and authority to enter into and to consummate the transactions contemplated by this Agreement and otherwise to carry out its obligations hereunder and thereunder.  The execution and delivery of each of this Agreement by the Company and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of the Company and no further action is required by the Company, the Board of Directors or the Company’s stockholders in connection therewith other than in connection with Section 4.4.  This Agreement has been (or upon delivery will have been) duly executed by the Company and, when delivered in accordance with the terms hereof and thereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except: (i) as limited by general equitable principles and applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application affecting enforcement of creditors’ rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies and (iii) insofar as indemnification and contribution provisions may be limited by applicable law.

4.3 At the Effective Time, Exchange Ordinary Shares will be duly and validly authorized and, when issued upon exchange and cancellation of the Notes pursuant to this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens other than restrictions on transfer provided for in this Agreement.  At the Effective Time, Exchange Preferred Shares will be duly and validly authorized and, when issued upon exchange and cancellation of the Notes pursuant to this Agreement, will be duly and validly issued, fully paid and nonassessable, free and clear of all Liens other than restrictions on transfer provided for in this Agreement.  The Company has reserved a sufficient number of Company Ordinary Shares for issuance upon the conversion of the Exchange Preferred Shares, free and clear of all encumbrances and restrictions, except for restrictions on transfer set forth in this Agreement or imposed by applicable securities laws and except for those created by the Holders.

4.4 Except as described in Schedule 4.4, the Company and China Media are not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority or other Person in connection with the execution, delivery and performance of this Agreement, and the offer and issuance of the Exchange Shares. Subject to the accuracy of the representations and warranties of each Holder set forth in Section 5 hereof, the Company and China Media have taken all action, as applicable, necessary to exempt the issuance of the Exchange Shares, from the provisions of any stockholder rights plan or other “poison pill” arrangement, any anti-takeover, business combination or control share law or statute binding on the Company or to which the Company or any of its assets and properties may be subject and any provision of the Company’s Memorandum and Articles of Association that is or could reasonably be expected to become applicable to the Holders as a result of the transactions contemplated hereby, including without limitation, the issuance of the Exchange

Shares and the ownership, disposition or voting of the Exchange Shares by the Holders or the exercise of any right granted to the Holders pursuant to this Agreement.  Under the Regulations on the Acquisitions by Foreign Investors of Domestic Enterprises jointly promulgated by the PRC Ministry of Commerce (“MOFCOM”), the China Securities Regulatory Commission (“CSRC”), the State Owned Assets Supervision and Management Commission, the General Administration of Taxation and the State Administration of Foreign Exchange in effect on the Closing Date, neither the Company nor any Subsidiary is required, as of the date of this Agreement and as of the Closing, to obtain any approvals of the CSRC in connection with the transactions contemplated by the Transaction Documents. No further approval by, or registration or filing with State Administration of Foreign Exchange (“SAFE”) other than typical SAFE foreign exchange processing procedural registrations are expressly required under the current effective and applicable governing regulations for matters including but not limited to the payment by any Subsidiary of dividends to the Company in foreign currency, such as U.S. Dollars. The Company has or will have obtained or made all necessary consents, approvals, registrations and filings with relevant governmental authorities in the PRC on or before the Effective Time in accordance with the then effective and applicable PRC regulations to complete the transactions contemplated in the Transaction Documents, except as would not have a Material Adverse Effect.  For purposes of this agreement, “Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

4.5 The execution, delivery and performance by the Company and China Media of this Agreement, and the issuance of the Exchange Shares do not and will not: (i) conflict with or violate any provision of the Company’s or China Media’s certificate or articles of incorporation, bylaws or other organizational or charter documents, (ii) conflict with, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, result in the creation of any Lien upon any of the properties or assets of the Company or China Media, or give to others any rights of termination, amendment, acceleration or cancellation (with or without notice, lapse of time or both) of, any agreement, credit facility, debt or other instrument (evidencing a Company or China Media debt or otherwise) or other understanding to which the Company or China Media is a party or by which any property or asset of the Company or China Media is bound or affected, or (iii) subject to the Required Approvals, conflict with or result in a violation of any law, rule, regulation, order, judgment, injunction, decree or other restriction of any court or governmental authority to which the Company or China Media is subject (including federal and state securities laws and regulations), or by which any property or asset of the Company or China Media is bound or affected; except in the case of each of clauses (ii) and (iii), such as could not have or reasonably be expected to result in a Material Adverse Effect.

4.6 Neither the Company or China Media, nor any person acting on their behalf has offered or sold any of the Exchange Shares by any form of general solicitation or general advertising (as those terms are used in Regulation D).

4.7 Assuming the accuracy of the Holders’ representations and warranties set forth in Section 5, neither the Company or China Media, nor any of their affiliates, nor any person acting on its or their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this issuance of the Exchange Shares to be integrated with prior offerings by the Company for purposes of (i) the Securities Act which would require the registration of any such securities under the Securities Act, or (ii) any applicable shareholder approval provisions of any Trading Market on which any of the securities of the Company are listed or designated.

4.8 Assuming the truth and accuracy of the representation and warranties set forth in Section 7, no registration under the Securities Act is required for the offer and issuance of the Exchange Shares to the Holders as contemplated hereby.

4.9 The capitalization of the Company is as set forth on Schedule 4.9.  The Holders are being issued 23,000,000 Company Ordinary Shares in the aggregate. The aggregate Company Ordinary Shares issued hereunder represent approximately 45.4% of the Company’s outstanding Company Ordinary Shares assuming the conversion of Company Preferred Shares, on a fully-diluted basis (not including out of the money warrants) calculated immediately prior to the Private Placement.  The Holders are being issued 16,000,000 Company Preferred Shares in the aggregate.  The aggregate Company Preferred Shares issued hereunder represent, on an as converted basis, approximately 31.6% of the Company’s outstanding Company Ordinary Shares assuming the conversion of Company Preferred Shares, on a fully-diluted basis (not including out of the money warrants) calculated immediately prior to the Private Placement

4.10 The Company has filed all reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 12(g), 13(a) or 15(d) thereof, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Reports”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Reports prior to the expiration of any such extension.  The Company has a class of Ordinary Shares registered pursuant to Section 12(g) under the Act.  As of their respective dates, the SEC Reports complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and none of the SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  The financial statements of the Company included in the SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing.  Such financial statements have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis during the periods involved (“GAAP”), except as may be otherwise specified in such financial statements or the notes thereto and except that unaudited financial statements may not contain all footnotes required by GAAP, and fairly present in all material respects the financial position of the Company and China Media as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments.

4.11 Since the date of the latest audited financial statements included within the SEC Reports, except as specifically disclosed in a subsequent SEC Report filed prior to the date hereof and except in connection with this Agreement: (i) there has been no event, occurrence or development that has had or that could reasonably be expected to result in a Material Adverse Effect, (ii) the Company has not incurred any liabilities (contingent or otherwise) other than (A) trade payables and accrued expenses incurred in the ordinary course of business consistent with past practice and (B) liabilities not required to be reflected in the Company’s financial statements pursuant to GAAP or disclosed in filings made with the Commission, (iii) the Company has not altered its method of accounting, (iv) the Company has not declared or made any dividend or distribution of cash or other property to its stockholders or purchased, redeemed or made any agreements to purchase or redeem any shares of its capital stock and (v) the Company has not issued any equity securities to any officer, director or Affiliate, except pursuant to existing Company stock option plans. The Company does not have pending before the Commission any request for confidential treatment of information.  Except for the Exchange contemplated by this Agreement, or as set forth on Schedule 4.11 no event, liability, fact, circumstance, occurrence or development has occurred or exists or is reasonably expected to occur or exist with respect to the Company or China Media or their respective business, properties, operations, assets or financial condition, that would be required to be disclosed by the Company under applicable securities laws at the time this representation is made or deemed made that has not been publicly disclosed at least 3 Trading Days prior to the date that this representation is made.

4.12 Except as disclosed in the SEC Reports, there is no action, suit, inquiry, notice of violation, proceeding or investigation pending or, to the knowledge of the Company, threatened against or affecting the Company, China Media or any of their respective properties before or by any court, arbitrator, governmental or administrative agency or regulatory authority (federal, state, county, local or foreign) (collectively, an “Action”) which (i) adversely affects or challenges the legality, validity or enforceability of this Agreement or the Exchange Shares or (ii) could, if there were an unfavorable decision, have or reasonably be expected to result in a Material Adverse Effect.  Neither the Company nor China Media, nor any director or officer thereof, is or has been the subject of any Action involving a claim of violation of or liability under federal or state securities laws or a claim of breach of fiduciary duty.  There has not been, and to the knowledge of the Company, there is not pending or contemplated, any investigation by the Commission involving the Company or any current or former director or officer of the Company.  The Commission has not issued any stop order or other order suspending the effectiveness of any registration statement filed by the Company or China Media under the Exchange Act or the Securities Act.

4.13 No material labor dispute exists or, to the knowledge of the Company, is imminent with respect to any of the employees of the Company or China Media, which could reasonably be expected to result in a Material Adverse Effect.  None of the Company’s or China Media’s employees is a member of a union that relates to such employee’s relationship with the Company or China Media, and neither the Company nor China Media is a party to a collective bargaining agreement, and the Company and China Media believe that their relationships with their employees are good.  No executive officer of the Company or China Media, to the knowledge of the Company, is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement or non-competition agreement, or any other contract or agreement or any restrictive covenant in favor of any third party, and the continued employment of each such executive officer does not subject the Company or China Media to any liability with respect to any of the foregoing matters.  The Company and China Media are in compliance with all U.S. federal, state, local and foreign laws and regulations relating to employment and employment practices, terms and conditions of employment and wages and hours, except where the failure to be in compliance could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.14 Neither the Company nor China Media: (i) is in default under or in violation of (and no event has occurred that has not been waived that, with notice or lapse of time or both, would result in a default by the Company or China Media under), nor has the Company or China Media received notice of a claim that it is in default under or that it is in violation of, any indenture, loan or credit agreement or any other agreement or instrument to which it is a party or by which it or any of its properties is bound (whether or not such default or violation has been waived), (ii) is in violation of any judgment, decree or order of any court, arbitrator or governmental body or (iii) is or has been in violation of any statute, rule, ordinance or regulation of any governmental authority, including without limitation all foreign, federal, state and local laws relating to taxes, environmental protection, occupational health and safety, product quality and safety and employment and labor matters, except in each case as could not have or reasonably be expected to result in a Material Adverse Effect.

4.15 The Company and China Media possess all certificates, authorizations and permits issued by the appropriate federal, state, local or foreign regulatory authorities necessary to conduct their respective businesses as described in the SEC Reports, except where the failure to possess such permits could not reasonably be expected to result in a Material Adverse Effect (“Material Permits”), and neither the Company nor China Media has received any notice of proceedings relating to the revocation or modification of any Material Permit.

4.16 The Company and China Media have good and marketable title in fee simple to all real property owned by them and good and marketable title in all personal property owned by them that is material to the business of the Company and China Media, in each case free and clear of all Liens, except for Liens as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by the Company and China Media and Liens for the payment of federal, state, foreign or other taxes, the payment of which is neither delinquent nor subject to penalties.  Any real property and facilities held under lease by the Company and China Media are held by them under valid, subsisting and enforceable leases with which the Company and China Media are in compliance.

4.17 The Company and China Media have, or have rights to use, all patents, patent applications, trademarks, trademark applications, service marks, trade names, trade secrets, inventions, copyrights, licenses and other intellectual property rights and similar rights as described in the SEC Reports as necessary or material for use in connection with their respective businesses and which the failure to so have could have a Material Adverse Effect (collectively, the “Intellectual Property Rights”).  All of the Company’s and China Media’s Intellectual Property Rights are identified on Schedule 4.17.  None of, and neither the Company nor China Media has received a notice (written or otherwise) that any of, the Intellectual Property Rights has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned, within two (2) years from the date of this Agreement.  Neither the Company nor China Media has received, since the date of the latest audited financial statements included within the SEC Reports, a written notice of a claim or otherwise has any knowledge that the Intellectual Property Rights violate or infringe upon the rights of any Person, except as would not have a Material Adverse Effect.  To the knowledge of the Company, all such Intellectual Property Rights are enforceable and there is no existing infringement by another Person of any of the Intellectual Property Rights.  The Company and China Media have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their intellectual properties, except where failure to do so could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.18  Except as set forth in the SEC Reports and the compensation to be paid to Chardan Capital Markets, LLC (“Chardan”) in connection with the Private placement, and as described on Schedule 4.18, none of the officers or directors of the Company and, to the knowledge of the Company, none of the employees of the Company is presently a party to any transaction with the Company or China Media (other than for services as employees, officers and directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any officer, director or such employee or, to the knowledge of the Company, any entity in which any officer, director, or any such employee has a substantial interest or is an officer, director, trustee or partner, in each case in excess of $120,000 other than for: (i) payment of salary or consulting fees for services rendered, (ii) reimbursement for expenses incurred on behalf of the Company, (iii) other employee benefits, including stock option agreements under any stock option plan of the Company, and (iv) payment to Mr. Clive Ng, or any affiliates of Mr. Ng, for services provided to the Company, which payments shall not exceed, in the aggregate, $200,000; provided, however, that each such transaction described in clauses (i) – (iv) above shall be on consummated on commercially reasonable terms not more favorable to the Affiliate (including Mr. Ng) than the terms and amounts that would be applicable to an arms-length transaction with a non-affiliated third party.

4.19 Except as set forth on Schedule 4.19 or in the SEC Reports, the Company is in compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the Commission thereunder that are effective as of the date hereof and as of the Closing Date.  Except as set forth on Schedule 4.19 or in the SEC Reports, the Company and China Media maintain a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has established disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and designed such disclosure controls and procedures to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.  The Company’s certifying officers have evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the Company’s most recently filed periodic report under the Exchange Act (such date, the “Evaluation Date”).  The Company presented in its most recently filed periodic report under the Exchange Act the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date.  Since the Evaluation Date, there have been no changes in the Company’s internal control over financial reporting (as such term is defined in the Exchange Act) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

4.20 Other than as set out in Schedule 4.20 and any fees payable to Chardan as set forth on Schedule 4.20, no brokerage or finder’s fees or commissions or any other payments in cash or otherwise, directly or indirectly arising from the occurrence of the Closing, are or will be payable by the Company to any broker, financial advisor or consultant, finder, placement agent, investment banker, bank or other Person.  The Holders shall have no obligation with respect to any fees or with respect to any claims made by or on behalf of other Persons for fees of a type contemplated in this Section that may be due in connection with the transactions contemplated by this Agreement.

4.21 Other than each of the Holders, and as set forth on Schedule 4.21, no Person has any right to cause the Company to effect the registration under the Securities Act of any securities of the Company.

4.22 The Ordinary Shares are registered pursuant to Section 12(g) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act nor has the Company received any notification that the Commission is contemplating terminating such registration.  The Company has not, in the 12 months preceding the date hereof, received notice from any Trading Market on which the Ordinary Shares is or has been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Trading Market. The Company is, and has no reason to believe that it will not in the foreseeable future continue to be, in compliance with all such listing and maintenance requirements.

4.23 Except with respect to the material terms and conditions of the transactions contemplated by this Agreement, the Company confirms that neither it nor any other Person acting on its behalf has provided any of the Holders or their agents or counsel with any information that it believes constitutes or might constitute material, non-public information.  The Company understands and confirms that the Holders will rely on the foregoing representation in effecting transactions in securities of the Company.  All of the disclosure furnished by or on behalf of the Company to the Holders regarding the Company, its business and the transactions contemplated hereby, including the Schedules to this Agreement, is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.   The press releases disseminated by the Company during the twelve months preceding the date of this Agreement taken as a whole do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made and when made, not misleading.  The Company acknowledges and agrees that no Holder makes or has made any representations or warranties with respect to the transactions contemplated hereby other than those specifically set forth in Section 5 hereof.

4.24  Although the Company has not made or filed United States federal and state income and franchise tax returns, reports and declarations, the Company believes that no taxes are due and owing to any federal, state or foreign taxing authority except as set forth in the Reports.

4.25 Neither the Company, China Media nor to the knowledge of the Company, any agent or other person acting on behalf of the Company or China Media, has: (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by the Company (or made by any person acting on its behalf of which the Company is aware) which is in violation of law or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

4.26 The Company’s accounting firm is set forth on Schedule 4.26.  To the knowledge and belief of the Company, such accounting firm: (i) is a registered public accounting firm as required by the Exchange Act and (ii) shall express its opinion with respect to the financial statements to be included in the Company’s Annual Report for the year ending December 31, 2010.

4.27 There are no disagreements of any kind presently existing, or reasonably anticipated by the Company to arise, between the Company and the accountants and lawyers formerly or presently employed by the Company and the Company is current with respect to any fees owed to its accountants and lawyers which could affect the Company’s ability to perform any of its obligations under this Agreement.

4.28  Neither the Company nor, to the Company's knowledge, any director, officer, agent, employee or affiliate of the Company is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”).

4.29 Neither the Company nor China Media or Affiliates is subject to the Bank Holding Company Act of 1956, as amended (the “BHCA”) and to regulation by the Board of Governors of the Federal Reserve System (the “Federal Reserve”).  Neither the Company nor China Media or Affiliates owns or controls, directly or indirectly, five percent (5%) or more of the outstanding shares of any class of voting securities or twenty-five percent or more of the total equity of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.  Neither the Company nor China Media or Affiliates exercises a controlling influence over the management or policies of a bank or any entity that is subject to the BHCA and to regulation by the Federal Reserve.

4.30 The operations of the Company are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, applicable money laundering statutes and applicable rules and regulations thereunder (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

4.31 Following the consummation of a Private Placement resulting in gross proceeds of $8,500,000 to the Company in accordance with Section 2.4 above, the Company will have sufficient capital available to satisfy the obligations of Advertising Networks Ltd., the Company’s wholly-owned subsidiary, to make certain capital contributions to its joint venture, Kunming Taishi Information Cartoon Co., Ltd.

SECTION 5.  REPRESENTATIONS AND WARRANTIES OF THE HOLDERS

Each of the Holders hereby severally, and not jointly, represents and warrants to the Company that:

5.1 Except for restrictions imposed by applicable federal and state securities laws, such Holder is the sole beneficial and record holder of the Notes being exchanged pursuant to this Agreement and owns such Notes free and clear of all encumbrances, liens, claims and other restrictions.

5.2 Such Holder is an individual or a validly existing corporation, limited partnership, or limited liability company and has all requisite individual, corporate, partnership or limited liability company power and authority to enter into this Agreement.

5.3 Such Holder has full power and authority and has taken all requisite action for the authorization, execution and delivery of this Agreement and the authorization of the performance of all of its obligations hereunder or thereunder.  The execution, delivery and performance by such Holder of this Agreement has been duly authorized and will constitute the valid and legally binding obligation of such Holder, enforceable against such Holder in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability, relating to or affecting creditors’ rights generally.

5.4 Except as required by applicable federal and state securities laws, the execution, delivery and performance by such Holder of this Agreement and, the exchange of the Notes for the Exchange Shares does not require any consent of, action by or in respect of, or filing with, any person, governmental body and/or agency.

5.5  The Exchange Shares to be received by such Holder hereunder will be acquired for such Holder’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part thereof in violation of the Act, and such Holder has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of the Securities Act of 1933, as amended (the “Securities Act”) without prejudice, however, to such Holder’s right at all times to sell or otherwise dispose of all or any part of such Exchange Shares in compliance with applicable federal and state securities laws.  Nothing contained herein shall be deemed a representation or warranty by such Holder to hold the Exchange Shares for any period of time. Such Holder is not a broker-dealer registered with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or an entity engaged in a business that would require it to be so registered.

5.6 Such Holder has had an opportunity to receive all information related to the Company and China Media requested by it and to ask questions of and receive answers from the Company and China Media regarding the Company and China Media, their respective businesses and the terms and conditions of the issuance of the Exchange Shares.  Neither such inquiries nor any other due diligence investigation conducted by such Holder shall modify, amend or affect such Holder’s right to rely on the Company’s representations and warranties contained in this Agreement.

5.7 Such Holder understands that the Exchange Shares are characterized as “restricted securities” under the U.S. federal securities laws inasmuch as they are being acquired from the Company in a transaction not involving a public offering and that under such laws and applicable regulations such securities may be resold without registration under the Securities Act only in certain limited circumstances.

5.8 Except for the compensation to be paid to Chardan in connection with the Private Placement, and as described by the Company on Schedule 4.18, no Person will have, as a result of the transactions contemplated by this Agreement, any valid right, interest or claim against or upon the Company, China Media, any subsidiary of the Company or a Holder for any commission, fee or other compensation pursuant to any agreement, arrangement or understanding entered into by or on behalf of such Holder.

5.9 Such Holder understands that the Exchange Shares are being issued to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws and that the Company and China Media are relying upon the truth and accuracy of, and such Holder’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Holder set forth herein in order to determine the availability of such exemptions and the eligibility of such Holder to acquire the Securities.

5.10 Holder’s address set forth on Holder’s counterpart signature page is the Holder’s principal business address and the other information set forth thereon with respect to Holder is true and correct.

SECTION 6.  REGISTRATION OBLIGATION

6.1 From and after the Closing, the Company, upon receipt of a written notice from the Holders of a majority in interest of the Exchange Shares demanding registration pursuant to this Section 6, shall file a registration statement as soon as commercially reasonable on Form F-3 (if available), or such other form that is appropriate, covering the resale of the Exchange Ordinary Shares and the Company Ordinary Shares underlying the Exchange Preferred Shares (collectively, the “Registrable Securities”).  The Company will use commercially reasonable efforts to cause such registration statement to become effective as soon as practicable following its initial filing.  As to any particular Registrable Securities, once issued, such Registrable Securities shall cease to be Registrable Securities hereunder when (i) they have been registered under the Securities Act, the registration statement in connection therewith has been declared effective and they have been disposed of pursuant to such effective registration statement, (ii) they are eligible to be sold or distributed pursuant to Rule 144 without limitation as to the volume of such sales, or (iii) they shall have ceased to be outstanding.

6.2 If at any time following the Closing, the Company or any shareholder of the Company proposes to register any of its Company Ordinary Shares or any securities convertible into Company Ordinary Shares under the Securities Act (other than pursuant to an offering of securities in connection with an employee benefit, share dividend, share ownership or dividend reinvestment plan or registration of securities in connection with a business combination transaction) and the registration form to be used may be used by the Company for the registration of the Registrable Securities, the Company shall give prompt written notice to the Holders if they then hold Registrable Securities of its intention to effect such a registration (each a “Piggyback Notice”) and shall, if commercially practicable, include in such registration statement all Registrable Securities with respect to which the Company has received written request from the Holders for inclusion therein within fifteen (15) days after the date of sending the Piggyback Notice (the “Piggyback Registration”) to the Holders.

6.3 In connection with any registration, the Company will:

(a) prepare and file with the U.S. Securities and Exchange Commission (the “Commission”) a registration statement in a commercially reasonable time with respect to such securities and use its commercially reasonable efforts to cause such registration statement to become and remain effective for a period of time required for the disposition of such securities by the Holders;

(b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the sale or other disposition of all securities covered by such registration statement until the such time as all of such securities have been disposed of in a public offering;

(c) furnish to the Holders such number of copies of a summary prospectus or other prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents, as the Holders may reasonably request;

(d) register or qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions within the United States and Puerto Rico as the Holders shall reasonably request (provided, however, that it shall not be obligated to qualify as a foreign corporation to do business under the laws of any jurisdiction in which it is not then qualified or to file any general consent to service or process);

(e) furnish, at the request of the Holders, a legal opinion of the counsel representing the company for the purposes of such registration, addressed to the Holders, in customary form and covering matters of the type customarily covered in such legal opinions;

(f) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, but not later than eighteen (18) months after the effective date of the registration statement, an earnings statement covering the period of at least twelve (12) months beginning with the first full month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act;

(g) notify the Holders, at any time when the offering documents include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and at the request of any Holder, prepare and furnish to such person(s) such reasonable number of copies of any amendment or supplement to the offering documents as may be necessary so that, as thereafter delivered to such Holder, such offering documents shall not include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and to deliver to Holders of any other securities of the company included in the offering copies of such offering documents as so amended or supplemented; and

(h) keep the Holders informed of the Company’s best estimate of the earliest date on which the offering documents will become effective, and promptly notify the Holders of (A) the effectiveness of such offering documents, (B) a request by the Commission for an amendment or supplement to such offering documents, (C) the issuance by the Commission of an order suspending the effectiveness of the offering documents, or of the threat of any proceeding for that purpose, and (D) the suspension of the qualification of any securities to be included in the offering documents for sale in any jurisdiction or the initiation or threat of any proceeding for that purpose.

6.4 All registrations (piggyback or otherwise) made by the Holders will be made solely at the Company’s expense, other than (i) if an underwritten offering is consented to by the Company, the underwriters’, broker-dealers’ and placement agents’ selling discounts, commissions and fees relating to the sale of the Holders’ securities, (ii) any costs and expenses of counsel, accountants or other advisors retained by the Holders and (iii) all transfer, franchise, capital stock and other taxes, if any, applicable to the Holders’ securities (collectively, “Holders’ Expenses”) which shall be paid by the Holders.

6.5 In the event of any registration of any Registrable Securities under the Securities Act pursuant to this Agreement, the Company shall indemnify and hold harmless the Holders, the Holders’ directors and officers, and each other person (including each underwriter) who participated in the offering of such Registrable Securities and each other person, if any, who controls the Holders or such participating person within the meaning of the Securities Act, against any losses, claims, damages or liabilities, joint or several, to which any Holder or any such director or officer or participating person or controlling person may become subject under the Securities Act or any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or any alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, (ii) any omission or any alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any other violation of any applicable securities laws, and in each of the foregoing circumstances shall reimburse such Holder or such director, officer or participating person or controlling person for any legal or any other expenses reasonably incurred by a Holder or such director, officer or participating person or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any actual or alleged untrue statement or actual or alleged omission made in such registration statement, preliminary prospectus, prospectus or amendment or supplement in reliance upon and in conformity with written information furnished to the Company by such Holder specifically for use therein.

6.6 In the event of any registration of any Registrable Securities under the Securities Act pursuant to this Agreement, each Holder, by acceptance hereof, agrees to indemnify and hold harmless the Company, its directors and officers and each other person, if any, who controls the Company within the meaning of the Securities Act against any losses, claims, damages or liabilities, joint or several, to which the Company or any such director or officer or any such person may become subject under the Securities Act or any other statute or at common law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon  (i) any untrue statement or any alleged untrue statement of any material fact contained, on the effective date thereof, in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus or final prospectus contained therein, or any amendment or supplement thereto, or (ii) any omission or any alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but in either case only to the extent that such untrue statement or omission is (A) made in reliance on and in conformity with any information furnished in writing by such Holder to the Company concerning such Holder specifically for inclusion in the offering documents relating to such offering, and (B) is not corrected by such Holder and distributed to such Holder within a reasonable period of time.  Notwithstanding the provisions of this paragraph, no Holder shall be required to indemnify any person pursuant to this paragraph or to contribute pursuant to Section 6.7 below in an amount in excess of the amount of the aggregate net proceeds received by such Holder in connection with any such registration under the Securities Act.

6.7 If the indemnification provided for in Section 6.6 above from the indemnifying party is unavailable to an indemnified party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and indemnified parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations.  The relative fault of such indemnifying party and indemnified parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or indemnified parties, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action.  The amount paid or payable by a party as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding.  The parties hereto agree that it would not be just and equitable if contribution pursuant to this paragraph were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

6.8 In order to permit the Holders to sell the Registrable Securities, if so desired, pursuant to any applicable resale exemption under applicable securities laws and regulations, the Company shall:

(a) comply with all rules and regulations of the Commission in connection with use of any such resale exemption;

(b) make and keep available adequate and current public information regarding the company; and

(c) file with the Commission in a timely manner, all reports and other documents required to be filed under the Securities Act, the Exchange Act, or other applicable securities laws and regulations.

6.9 All rights of the Holders under this Section 6 are unique to and limited to the Holders and may not be transferred or inure to the benefit of the Holders’ successors and assigns or any other transferee who obtains Registrable Securities.

SECTION 7.  CANCELLATION OF PROPPER’S ORDINARY SHARES

7.1 Cancellation of Subject Shares.  Propper has delivered to the Company for cancellation stock certificates representing 2,000,000 Ordinary Shares (the “Subject Shares”) along with duly executed medallion guaranteed stock powers covering the Subject Shares (or such other documents acceptable to the Company’s transfer agent) and hereby irrevocably instructs the Company and the Company’s transfer agent to cancel the Subject Shares at the Effective Time such that the Subject Shares will no longer be outstanding on the stock ledger of the Company and such that Propper shall no longer have any interest in the Subject Shares whatsoever.  The Company shall immediately deliver to the Company’s transfer agent irrevocable instructions providing for the cancellation of the Subject Shares.

7.2 Representations and Warranties of Propper.  Subject to this Agreement becoming effective and the pledge of the Subject Shares being released, Propper owns the Subject Shares, of record and beneficially, free and clear of all liens, claims, charges, security interests, and encumbrances of any kind whatsoever.  Subject to the aforesaid, Propper has sole control over the Subject Shares or sole discretionary authority over any account in which they are held.  Except for this Agreement, no person has any option or right to purchase or otherwise acquire the Subject Shares, whether by contract of sale or otherwise, nor is there a “short position” as to the Subject Shares.  Propper has full right, power and authority to execute, deliver and perform this Agreement and to carry out the transactions contemplated hereby.  This Agreement has been duly and validly executed and delivered by Propper and constitutes a valid, binding obligation of Propper, enforceable against him in accordance with its terms (except as such enforceability may be limited by laws affecting creditor's rights generally).

7.3 Further Assurances.  Propper will use his best efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including the execution and delivery of such other documents and agreements as may be necessary to effectuate the cancellation of the Subject Shares).

SECTION 8.  OTHER AGREEMENTS OF THE PARTIES

8.1 Furnishing of Information; Public Information.  Until the time that no Holder owns Exchange Shares, the Company covenants to be and remain subject to the reporting requirements of a foreign private issuer under Section 12(g) of the Exchange Act and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company as a foreign private issuer after the date hereof pursuant to the Exchange Act even if the Company is not then subject to the reporting requirements of the Exchange Act.  As long as any Holder owns Exchange Shares, if the Company is not required to file reports pursuant to the Exchange Act, it will prepare and furnish to the Holders and make publicly available in accordance with Rule 144(c) such information as is required for the Holders to sell the Exchange Shares, including without limitation, under Rule 144.  The Company further covenants that it will take such further action as any holder of Securities may reasonably request, to the extent required from time to time to enable such Person to sell such Exchange Shares without registration under the Securities Act, including without limitation, within the requirements of the exemption provided by Rule 144.

8.2  Non-Public Information.  Except with respect to the material terms and conditions of the transactions contemplated by this Agreement, the Company covenants and agrees that neither it, nor any other Person acting on its behalf, will provide any Holder or its agents or counsel with any information that the Company believes constitutes material non-public information, unless prior thereto such Holder shall have consented in writing to receive such information.  The Company understands and confirms that each Holder shall be relying on the foregoing covenant in effecting transactions in securities of the Company.

8.3 Reservation and Listing of Securities.

(a) The Company shall maintain a reserve from its duly authorized Ordinary Shares for issuance pursuant to this Agreement in such amount as may then be required to fulfill its obligations in full under the Agreement.

(b) If, on any date, the number of authorized but unissued (and otherwise unreserved) Ordinary Shares is less than the amount required for the Company to fulfill its obligations under this Agreement on such date, then the Board of Directors shall use commercially reasonable efforts to amend the Company’s certificate or articles of incorporation to increase the number of authorized but unissued Ordinary Shares such that the Company is able to fulfill its obligations under this Agreement, as soon as possible and in any event not later than the 45th day after such date.

(c) The Company shall, if applicable: (i) in the time and manner required by the principal market on which the Company’s securities are traded, prepare and file with such trading market an additional shares listing application covering the Exchange Ordinary Shares on the date of such application, (ii) take all steps necessary to cause such Exchange Ordinary Shares to be approved for listing or quotation on such trading market as soon as possible thereafter, (iii) provide to the Holders evidence of such listing or quotation and (iv) maintain the listing or quotation of such Exchange Ordinary Shares on such trading market or another trading market.

8.4 Transfer Restrictions.

(a) The Exchange Shares may only be disposed of in compliance with state and federal securities laws.  In connection with any transfer of the Exchange Shares other than pursuant to an effective registration statement or Rule 144, to the Company or to an Affiliate of a Holder or in connection with a pledge as contemplated in Section 8.4(b), the Company may require the transferor thereof to provide to the Company an opinion of counsel selected by the transferor and reasonably acceptable to the Company, the form and substance of which opinion shall be reasonably satisfactory to the Company, to the effect that such transfer does not require registration of such transferred Exchange Shares under the Securities Act.  As a condition of transfer, any such transferee shall agree in writing to be bound by the terms of this Agreement and shall have the rights and obligations of a Holder under this Agreement.

(b) The Company acknowledges and agrees that a Holder may from time to time pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Exchange Shares to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and who agrees to be bound by the provisions of this Agreement and, if required under the terms of such arrangement, such Holder may transfer pledged or secured Exchange Shares to the pledgees or secured parties.  Such a pledge or transfer would not be subject to approval of the Company and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith.  Further, no notice shall be required of such pledge.  At the appropriate Holder’s expense, the Company will execute and deliver such reasonable documentation as a pledgee or secured party of Exchange Shares may reasonably request in connection with a pledge or transfer of the Securities.

(c) Certificates evidencing the Exchange Ordinary Shares and the Company Ordinary Shares issuable upon conversion of the Exchange Preferred Shares (the “Exchange Conversion Shares”) shall not contain any legend (including the legend set forth in Section 3.2 hereof): (i) while a registration statement covering the resale of such security is effective under the Securities Act, (ii) following any sale of such Exchange Ordinary Shares or Exchange Conversion Shares pursuant to Rule 144, (iii) if such Exchange Ordinary Shares or Exchange Conversion Shares are eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Exchange Ordinary Shares or Exchange Conversion Shares and without volume or manner-of-sale restrictions or (iv) if such legend is not required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission). The Company shall cause its counsel to issue a legal opinion to the Transfer Agent promptly after the Effective Date if required by the Transfer Agent to effect the removal of the legend hereunder.  If all or any portion of a Holder’s Exchange Preferred Shares are converted at a time when there is an effective registration statement to cover the resale of the Exchange Conversion Shares, or if such Exchange Conversion Shares may be sold under Rule 144 and the Company is then in compliance with the current public information required under Rule 144, or if such Exchange Conversion Shares may be sold under Rule 144 without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such Exchange Conversion Shares and without volume or manner-of-sale restrictions or if such legend is not otherwise required under applicable requirements of the Securities Act (including judicial interpretations and pronouncements issued by the staff of the Commission) then such Exchange Conversion Shares shall be issued free of all legends.  The Company agrees that following the Effective Time or at such time as such legend is no longer required under this Section 8.4(c), it will, no later than five Trading Days following the delivery by a Holder to the Company or the Transfer Agent (with same day written notice to the Company) of a certificate representing Exchange Conversion Shares, as applicable, issued with a restrictive legend (such fifth Trading Day, the “Legend Removal Date”), deliver or cause to be delivered to such Holder a certificate representing such shares that is free from all restrictive and other legends.  The Company may not make any notation on its records or give instructions to the Transfer Agent that enlarge the restrictions on transfer set forth in this Agreement.  Certificates for Exchange Conversion Shares subject to legend removal hereunder shall be transmitted by the Transfer Agent to the Holder by crediting the account of the Holder’s prime broker with the Depository Trust Company System as directed by such Holder.  For purposes of this agreement, “Transfer Agent” means Continental Stock Transfer & Trust Company, the current transfer agent of the Company, with a mailing address of 17 Battery Place, New York, NY 10004, and a telephone number of 212-509-4000, and any successor transfer agent of the Company.

(d) In addition to such Holder’s other available remedies, the Company shall pay to a Holder, in cash or in Ordinary Shares at the Company’s sole option, as partial liquidated damages and not as a penalty, for each $1,000 of Exchange Conversion Shares (based on the VWAP of the Ordinary Shares on the date such Securities are submitted to the Transfer Agent) delivered for removal of the restrictive legend and subject to Section 4.1(c), $10 per Trading Day for each Trading Day after the tenth (10th) Trading Day after the Legend Removal Date until such certificate is delivered without a legend.  The Company may, at its election, pay such liquidated damages in cash or with Ordinary Shares valued at the VWAP for each day such liquidated damages accrue.  Nothing herein shall limit such Holder’s right to pursue actual damages for the Company’s failure to deliver certificates representing any Exchange Conversion Shares as required by this Agreement, and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief.  If a Holder shall make a sale or transfer of Exchange Conversion Shares and (1) the Company shall fail to deliver or cause to be delivered to such Holder a certificate representing such Exchange Conversion Shares that is free from all restrictive or other legends by the Legend Removal Date and (2) following such Legend Removal Date and prior to the time such Exchange Conversion Shares are received free from restrictive legends, the Holder, or any third party on behalf of such Holder, purchases (in an open market transaction or otherwise) Ordinary Shares to deliver in satisfaction of a sale by the Holder of such Exchange Conversion Shares (a "Buy-In"), then the Company shall pay in cash to the Holder (for costs incurred either directly by such Holder or on behalf of a third party) the amount by which the total purchase price paid for the Ordinary Shares as a result of the Buy-In (including brokerage commissions, if any) exceed the proceeds received by such Holder as a result of the sale to which such Buy-In relates.  The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy In.  Notwithstanding anything contained herein to the contrary, if a Holder requires the Company to make payment in respect of a Buy-In for the failure to timely deliver certificates hereunder and the Company timely pays in full such payment, the Company shall not be required to pay such Holder liquidated damages under this Section 8.4(d) in respect of the certificates resulting in such Buy-In.

(e) Each Holder, severally and not jointly with the other Holders, agrees with the Company that such Holder will sell any Exchange Shares pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that if any Exchange Shares are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from certificates representing Securities as set forth in this Section 8.4 is predicated upon the Company’s reliance upon this understanding.

8.5 As soon as practicable following the consummation of a Private Placement resulting in gross proceeds of $8,500,000 to the Company in accordance with Section 2.4 above, the Company will cause Advertising Networks Ltd., the Company’s wholly-owned subsidiary, to satisfy its obligations to make certain capital contributions to its joint venture, Kunming Taishi Information Cartoon Co., Ltd.

SECTION 9.  MISCELLANEOUS

9.1 Governing Law.  All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.  Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Agreement (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in the City of New York.  Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper or is an inconvenient venue for such proceeding.  Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by law.   If any party shall commence an action or proceeding to enforce any provisions of this Agreement, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its reasonable attorneys’ fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

9.2 Successors and Assigns.  The provisions of this Agreement shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto.

9.3 Entire Agreement.  This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subject hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

9.4 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality, or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

9.5 Further Assurances.  Following the Closing, each of the Holder and the Company will execute and deliver to the other party such documents and take such other actions as such other party may reasonably request in order to fully consummate the transactions contemplated hereby.

9.6 Release and Waiver.  As of the date hereof, each Holder hereby releases and forever discharges the Company from any and all actions, agreements, amounts, claims, damages, expenses, liabilities and obligations with respect to the Notes and the Purchase Agreement except for any rights of the Holder under this Agreement.

9.7 Amendment. This Agreement may be amended, modified or terminated only upon the written consent of the Company and the Holders of a majority of the then outstanding Exchange Shares (calculated on an as converted basis).

9.8 Delays, Omissions or Waivers.  It is agreed that no delay or omission to exercise any right, power, or remedy accruing to any party hereto, upon any breach, default or noncompliance of the other party under this Agreement shall impair any such right, power, or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of any similar breach, default or noncompliance thereafter occurring.  It is further agreed that any waiver, permit, consent, or approval of any kind or character on any party’s part of any breach, default or noncompliance under this Agreement or any waiver of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing.

9.9 Attorneys’ Fees.  In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

9.10 Titles and Subtitles.  The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

9.11 Counterparts.  This Agreement may be executed in any number of counterparts, including facsimile counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

[SIGNATURE PAGES FOLLOW]

In Witness Whereof, the Company and China Media have executed this Exchange and Amendatory Agreement as of the date first above written.

COMPANY

CHINA NETWORKS INTERNATIONAL HOLDINGS LTD.

By:
Name:
Title:

CHINA MEDIA

CHINA NETWORKS MEDIA LTD.

By:
Name:
Title:

KERRY PROPPER

[HOLDER SIGNATURE PAGES TO EXCHANGE
AND AMENDATORY AGREEMENT]

In Witness Whereof, the undersigned Holder has executed this Exchange and Amendatory Agreement as of the date first above written.

Name of Holder: ________________________________________________________

Signature of Authorized Signatory of Holder: __________________________________

Name of Authorized Signatory: ____________________________________________________

Title of Authorized Signatory: _____________________________________________________

Email Address of Authorized Signatory: _____________________________________________

Facsimile Number of Authorized Signatory: __________________________________________

Address for Notice of Holder (include fax number): __________________________________

______________________________________________________________________________

______________________________________________________________________________

Address for Delivery of Exchange Shares to Holder  (if not same as address for notice):

______________________________________________________________________________

______________________________________________________________________________

Principal Amount of Note being exchanged: $___________________

Number of Exchange Ordinary Shares received in Exchange: _____________________

Number of Exchange Preferred Shares received in Exchange: _____________________

EXHIBIT A

Amended and Restated Memorandum and Articles of Association

(See Attached)

1

EXHIBIT B

Escrow Agreement

(See Attached)

2

EXHIBIT C

Opinion of U.S. Counsel

(See Attached)

3

EXHIBIT D

Opinion of B.V.I. Counsel

(See Attached)

4